

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 16, 2016

Leslie Moonves
Chairman and Chief Executive Officer
CBS Corporation
51 W. 52nd Street
New York, NY 10019

> **Re: CBS Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 16, 2016**
> **File No. 001-09553**

Dear Mr. Moonves:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Definitive Proxy Statement on Schedule 14A incorporated by Reference Into Part III

Security Ownership of Certain Beneficial Owners and Management, page 15

1.   We note the existence and operations of a trust wholly-controlled by your founder and Chairman Emeritus, Mr. Sumner Redstone. It appears that this trust controls National Amusements, Inc. and thus has a controlling interest in CBS. Regulation S-K Item 403(c) requires registrants to describe any arrangements the operation of which may at a subsequent date result in a change in control of the registrant. Upon Mr. Redstone's death, it appears that the trust will control the Company. In light of Mr. Redstone's past overlapping management roles in both NAI and the Company, the change in control

arrangements at NAI, particularly the impact of the trust on the future control of the Company, should be discussed pursuant to Item 403(c) of Regulation S-K.

Related Person Transactions, page 18

2.   We note that Mr. Redstone's controlling ownership in the Company held through NAI will be overseen by a trust whose membership reportedly includes current members of management. If true, these individuals should be identified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions relating to the financial statements. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications